UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Greg R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109 Page 2 of 7
1. Names of Reporting Persons. Darrell Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☑
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,037,157
8. Shared Voting Power 0
9. Sole Dispositive Power 3,037,157
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,037,157
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.7%*
14. Type of Reporting Person (See Instructions) IN
*The percentage is calculated based upon 37,721,469 shares of common stock outstanding, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2011, as adjusted to reflect the issuance of 823,157 shares of common stock to the Reporting Person pursuant to the conversion of two convertible notes and the issuance of 900,000 shares of restricted common stock to the Reporting Person pursuant to restricted stock award agreements.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Snap Interactive, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 462 7th Avenue, 4th Floor, New York, New York 10018. The number of shares of Common Stock included in this Schedule 13D has been adjusted to reflect the three-for-one forward stock split (effected as a stock dividend) that occurred on January 14, 2010.

Item 2. Identity and Background.

(a)           The name of the person filing this Schedule 13D is Darrell Lerner (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 462 7th Avenue, 4th Floor, New York, New York 10018.

(c)           The Reporting Person is the record and direct beneficial owner of the shares of Common Stock covered by this statement.  The principal occupation of the Reporting Person is serving as Co-Founder of the Issuer.

(d) and (e)                      During the last five years, the Reporting Person has not been involved with, or convicted in, a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D, except for as previously disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 31, 2011.  For more information, please refer to “Item 13. Certain Relationship and Related Transactions, and Director Independence – Previous Legal Proceedings” of the Issuer’s Annual Report on Form 10-K, which is incorporated herein by reference.

(f)           The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On December 12, 2011, the Issuer issued an aggregate of 823,157 shares of Common Stock to the Reporting Person pursuant to the conversion of the Original Note (as defined below) and the Subsequent Note (as defined below), effective as of November 15, 2011.

On December 29, 2005, $92,648 of stockholder advances from the Reporting Person to the Issuer were converted into an unsecured convertible note payable, due December 31, 2008 (extended to December 31, 2011), and bearing interest at a rate of 6% per annum (the “Original Note”).  During 2006, the Co-Founder exchanged $7,300 of the Original Note in full payment of a subscription receivable. On March 27, 2007, the Co-Founder converted $50,000 of amounts payable under the Original Note in exchange for 600,000 shares of common stock. At September 30, 2011, the Issuer had a remaining principal balance due of $35,348.  Effective as of November 15, 2011, the Reporting Person converted the remaining principal and interest outstanding under the Original Note into shares of the Issuer’s Common Stock at a rate of approximately $0.0833 per share for each $1.00 of debt.

On March 1, 2007, $10,138 of a second stockholder advance from the Reporting Person to the Issuer was converted into an unsecured convertible note payable, due March 1, 2010 (extended to March 1, 2012), and bearing interest at a rate of 6% per annum (the “Subsequent Note”).  At September 30, 2011, the Issuer had a remaining principal balance due of $10,138.  Effective as of November 15, 2011, the Reporting Person converted all principal and interest outstanding under the Subsequent Note into shares of the Issuer’s Common Stock at the rate of $0.10 per share for each $1.00 of debt.

The information contained in Item 6 of Schedule 13D hereto concerning the Reporting Person’s acquisition of securities pursuant to employment arrangements with the Issuer, and each other Item herein containing such information is incorporated by reference in answer or partial answer to this Item.

Item 4. Purpose of Transaction.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions and the financial performance of the Issuer, the Reporting Person may have further discussions and other communications with other shareholders of the Issuer and may take actions that could result in, among other things: (a) the acquisition by the Reporting Person of additional shares of Common Stock or other securities of the Issuer, or the disposition of shares of Common Stock or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors and management of the Issuer, changes to the composition of the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions and/or pursue such options with respect to their investment in the Issuer as the Reporting Person deems appropriate under the circumstances.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  Depending upon the foregoing factors and to the extent deemed advisable in light of the Reporting Person’s general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

The information contained in Item 3 and Item 6 of Schedule 13D hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 5. Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)           Number of shares as to which the Reporting Person has:

(i)           sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)             shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)             sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)             shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
12/12/2011	Reporting Person	621,380 (1)		$0.0833 (1)	Acquisition from the Issuer
12/12/2011	Reporting Person	201,777 (2)		$0.10 (2)	Acquisition from the Issuer

(1)	The shares were acquired pursuant to the conversion of the Original Note.
(2)	The shares were acquired pursuant to the conversion of the Subsequent Note.

(d)             Not applicable.

(e)             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 1, 2007, the Issuer entered into a one-year employment agreement with the Reporting Person, with the initial term of the employment agreement expiring on December 1, 2008. Pursuant to the employment agreement, the Issuer issued 300,000 shares of Common Stock and an option to purchase 3,000,000 shares of Common Stock to the Reporting Person. On January 1, 2010, the Issuer and the Reporting Person amended the employment agreement and agreed to issue 300,000 shares of Common Stock to the Reporting Person in exchange for an option to purchase 3,000,000 shares of Common Stock that was previously issued on December 1, 2007. The shares issued will vest upon the earlier of the third anniversary of the date of grant or upon a change in control of the Issuer due to reorganization, merger, consolidation, or sale, but are currently voteable by the Reporting Person.

In addition, the employment agreement also provided the Reporting Person with annual compensation of $160,000 per year, with annual bonus and salary increases determined by the Issuer.  The agreement also calls for the Reporting Person to receive health benefits, monthly membership for a health and fitness facility as well as a complete annual physical.  In addition, upon a change in control of the Issuer, the Reporting Person will receive severance payments equal to the remaining amounts due under the employment agreement plus a minimum of two years base compensation, plus any prorated share of incentive compensation and stock options associated with any signing bonus, plus health benefits up to two years and up to $50,000 in job search costs.  On October 10, 2008, the Issuer also issued 750,000 shares of Common Stock to the Reporting Person. Beginning February 28, 2009, the employee receives $750 per month as a transportation allowance. As of September 30, 2011, the employment agreement had not been extended, however the employment relationship had continued under the same terms with an annual salary of $190,000, effective February 1, 2011.

In March 2010, the Issuer executed an amendment to the employment agreement that requires it to indemnify the Reporting Person against any action or suit brought against the Reporting Person as a result of performance of job duties.  The foregoing description of the employment agreement is qualified in its entirety by reference to the employment agreement filed as Exhibit 99.1 and Exhibit 99.2 hereto, which is incorporated herein by reference.

On October 28, 2011, the Reporting Person acquired an additional 600,000 shares of restricted Common Stock from the Issuer.  The shares issued will vest upon the earlier of the tenth anniversary of the date of grant or a change in control of the Issuer, but are currently voteable by the Reporting Person. The foregoing description of the restricted stock award agreement is qualified in its entirety by reference to the restricted stock award agreement filed as Exhibit 99.3 hereto, which is incorporated herein by reference.

Except as otherwise described herein, the Reporting Person does not have any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the shares of Common Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Employment Agreement
99.2	Amendment No. 2 to Employment Agreement
99.3	Restricted Stock Award Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2011

DARRELL LERNER

  /s/ Darrell Lerner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Employment Agreement
99.2	Amendment No. 2 to Employment Agreement
99.3	Restricted Stock Award Agreement